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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

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                              RULE 13E-1 STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                                AMP INCORPORATED

                              (NAME OF THE ISSUER)

                                AMP INCORPORATED

                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                  031897-10-1

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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         DAVID F. HENSCHEL                      PETER ALLAN ATKINS
        CORPORATE SECRETARY                     DAVID J. FRIEDMAN
         AMP INCORPORATED            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
           P.O. BOX 3608                         919 THIRD AVENUE
  HARRISBURG, PENNSYLVANIA 17105-         NEW YORK, NEW YORK 10022-3897
               3608                               (212) 735-3000
          (717) 564-0100

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING
                                   STATEMENT)

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ITEM 1. SECURITY AND ISSUER.

  The issuer is AMP Incorporated, a Pennsylvania corporation (the "Company"), which has its principal executive offices at P.O. Box 3608, Harrisburg, Pennsylvania 17105-3608.

  This Rule 13e-1 Statement relates to the offer by the Company for up to 30,000,000 shares of its Common Stock, without par value (the "Shares") (including the associated Common Stock Purchase Rights), at $55 net per Share to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits 1 and 2, respectively. The information set forth on the cover page of the Offer to Purchase and in "Introduction" to the Offer to Purchase is incorporated herein by reference.

ITEM 2. PURPOSES OF THE TENDER OFFER.

  The information set forth in "Introduction" and in "Section 7. Background and Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in "Section 9. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMP Incorporated

Date: October 9, 1998
                                                     /s/ Robert Ripp
                                          By __________________________________
                                                        ROBERT RIPP
                                               CHAIRMAN AND CHIEF EXECUTIVE
                                                          OFFICER

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                                 EXHIBIT INDEX

  The following exhibits are filed herewith:

     EXHIBIT NO. DESCRIPTION
     ----------- -----------
         1.      Offer to Purchase, dated October 9, 1998
         2.      Letter of Transmittal

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